                                                                        ANNEX A

                             ARCO CHEMICAL COMPANY
                            3801 WEST CHESTER PIKE
                      NEWTOWN SQUARE, PENNSYLVANIA 19073

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 24, 1998 to the holders of shares of the Common Stock, par value $1.00 per share (the "Common Stock" or the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on
Schedule 14D-9, dated as of such date (the "Schedule 14D-9"). The Schedule 14D-9 relates to a tender offer (the "Offer") by Lyondell Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Lyondell Petrochemical Company ("Lyondell"), to purchase all outstanding Shares, at a price of $57.75 per Share, being made pursuant to an Agreement and Plan of Merger, dated as of June 18, 1998 (the "Merger Agreement"), among the Company, Purchaser and Lyondell. This Information Statement is being distributed in connection with the contemplated election to the Board of Directors of the Company (the "Board of Directors" or the "Board") of persons designated by Lyondell as provided for in the Merger Agreement. Certain terms and conditions of the Merger Agreement, and a Tender and Voting Agreement, dated June 18, 1998, between Lyondell, Purchaser and Atlantic Richfield Company ("ARCO"), the record and beneficial owner of 80,000,001 Shares representing approximately 80.1% of the outstanding Shares on a fully diluted basis, and a Tax Agreement, dated June 18, 1998, between ARCO, Lyondell and the Company (the "Tax Agreement"), each entered into in connection with the Merger Agreement, are summarized in Item 3 of the Schedule 14D-9. The summaries of those agreements are incorporated herein by reference.

  This Information Statement is required to be filed with the Securities and Exchange Commission (the "SEC" or the "Commission") and transmitted to all stockholders of the Company by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Holders of Shares are urged to read this Information Statement carefully, but are not required to take any action.

  The information contained in this Information Statement concerning Purchaser and Lyondell has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Purchaser and Lyondell are located at 1221 McKinney, Suite 1600, Houston, Texas 77010.

                       VOTING SECURITIES OF THE COMPANY

  As of June 16, 1998, there were issued and outstanding 97,393,822 shares of Common Stock, each of which entitles the holder thereof to one vote on all matters submitted for a vote of the stockholders of the Company.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth persons who were known to the Company to be beneficial owners, as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder, of more than five percent (5%) of the outstanding shares of Common Stock as of June 8, 1998:

                                                       AMOUNT OF        PERCENT
       NAME AND ADDRESS OF                             BENEFICIAL         OF
         BENEFICIAL OWNER                              OWNERSHIP         CLASS
       -------------------                             ----------       -------
     Atlantic Richfield Company....................... 80,000,001(a)     82.1
      515 South Flower Street
      Los Angeles, California 90071
     Archer-Daniels-Midland Company...................  5,783,500(a)(b)   5.9
      4666 Faries Parkway
      Decatur, Illinois 62526

--------
(a) Sole voting power, sole dispositive power.
(b) Based upon information provided by Archer-Daniels-Midland Company.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the number of Shares of the Company and shares of Common Stock, par value $2.50 per share of ARCO ("ARCO Common Stock"), beneficially owned (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) by each director, each executive officer named in the Summary Compensation Table set forth below in "COMPENSATION OF EXECUTIVE OFFICERS", and all directors and executive officers as a group. As of June 15, 1998, the percentage of Shares of the Company and the percentage of shares of ARCO Common Stock beneficially owned by any director or any named executive officer, or by all directors and all executive officers as a group, did not exceed 1% of the Shares of the Company or the shares of ARCO Common Stock, as applicable. Unless otherwise noted, each individual has sole voting and investment power. Fractional shares are rounded to the nearest whole number.

                                                 NUMBER OF        NUMBER OF
                                                 SHARES OF        SHARES OF
                                                COMMON STOCK     ARCO COMMON
                                                BENEFICIALLY  STOCK BENEFICIALLY
     NAMES OF BENEFICIAL OWNERS                 OWNED(A)(B)      OWNED(C)(D)
     --------------------------                 ------------  ------------------
     Walter F. Beran..........................      9,226                0
     Anthony G. Fernandes.....................      1,000          262,935
     Morris Gelb..............................     59,823            6,536
     Mark L. Hazelwood........................          0           63,801
     Alan R. Hirsig...........................    224,026            2,360
     John H. Kelly............................          0           42,389
     Marie L. Knowles.........................        100          105,270
     James A. Middleton.......................      2,997          219,373
     Robert J. Millstone......................     25,147              242
     Stephen R. Mut...........................      1,000           97,033
     Frank Savage.............................      9,633(e)             0
     Marvin O. Schlanger......................    126,281            1,164
     Walter J. Tusinski.......................     60,316(f)        26,508(g)
     Donald R. Voelte, Jr.....................          0           42,089
     All directors and executive officers as a
      group, including those named above......    549,526(h)       869,700(i)

--------
(a) The amounts shown include shares of Common Stock held by the trustees of the ARCO Chemical Company Capital Accumulation Plan (the "Capital Accumulation Plan") and the ARCO Chemical Company Savings Plan (the "Savings Plan") for the accounts of participants. The amounts shown include shares of restricted Common Stock held under the ARCO Chemical Company Restricted Stock Plan for Outside Directors as follows: Mr. Beran, 7,226; Mr. Middleton, 1,997; and Mr. Savage, 9,533. Shares of restricted Common Stock include the right to vote and receive dividends.
(b) The amounts shown include shares that may be acquired within the 60-day period following June 15, 1998 through the exercise of stock options covering Common Stock (calculated without regard to any stock options that may become vested as a result of the Offer or the Merger) as follows: Mr. Gelb, 57,200; Mr. Hirsig, 200,200; Mr. Millstone, 22,500; Mr. Schlanger, 117,100; Mr. Tusinski, 45,300; and all directors and all executive officers as a group (including those just named), 468,800.
(c) The amounts shown include shares of ARCO Common Stock held by the trustees of the Capital Accumulation Plan, the Savings Plan, and ARCO's Capital Accumulation and Savings Plan for the accounts of participants. The amounts shown include shares of restricted ARCO Common Stock granted under ARCO's 1985 Executive Long-Term Incentive Plan as follows: Mr. Fernandes, 9,667; Mr. Hazelwood, 2,513; Mr. Kelly, 2,887; Mrs. Knowles, 7,251; and Mr. Mut 3,586; Mr. Voelte, 2,761; and all directors and executive officers as a group, 28,665. Shares of restricted ARCO Common Stock include voting rights and the right to receive dividends.
(d) The amounts shown include shares of ARCO Common Stock that may be acquired within the 60-day period following June 15, 1998 through the exercise of stock options as follows: Mr. Fernandes, 205,902; Mr.

  Hazelwood, 48,249; Mr. Kelly, 33,334; Mrs. Knowles, 81,792; Mr. Middleton, 168,000; Mr. Mut, 73,634; Mr. Tusinski, 16,718; Mr. Voelte, 39,270; and all
  directors and executive officers as a group (including those just named), 817,920. The amounts also include the following number of shares of ARCO Common Stock issuable in respect of the conversion of dividend share credits allocated to such options: Mr. Fernandes, 42,850; Mr. Hazelwood, 11,711; Mr. Kelly, 5,253; Mrs. Knowles, 15,146; Mr. Middleton, 51,373; Mr. Mut, 17,654;
  Mr. Tusinski, 7,034; and all directors and executive officers as a group, 151,021.
(e) The amount shown includes 100 shares subject to shared voting and investment power with spouse.
(f) The amount does not include 3,600 shares held by Mr. Tusinski's children, as to which beneficial ownership is disclaimed.
(g) The amount shown includes 354 shares subject to shared voting and investment power with spouse.
(h) The amount shown includes 100 shares subject to shared voting and investment power. The amount does not include 4,972 shares held for or by family members, as to which beneficial ownership is disclaimed.
(i) The amount shown includes 354 shares of ARCO Common Stock subject to shared voting and investment power. The amount does not include 10,542 shares held by spouses (two of whom are present and former employees of ARCO) or adult children, as to which beneficial ownership is disclaimed.

                         RIGHT TO DESIGNATE DIRECTORS

  The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, the Shares by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate such number of directors to the Board of Directors (the "Designees") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and subject to the remainder of this paragraph, representation on the Board equal to Purchaser's percentage ownership of the then-outstanding Shares, and the Company is obligated to cause the Designees to be so elected or appointed by the then-existing Board. The Merger Agreement also provides that, if the Designees are elected to the Board, until the effective time (the "Effective Time") of the merger contemplated thereby (the "Merger," and together with the Offer, the "Transaction"), the Board of Directors must have at least two directors who are directors as of the date of the Merger Agreement and who are not officers, directors, employees or affiliates of Lyondell or Purchaser and are not officers or employees of the Company or ARCO (the "Independent Directors"); provided that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the Board of Directors will be required, subject to the approval of the remaining Independent Director, to designate a person who is neither an officer, director, employee or affiliate of Lyondell or Purchaser nor an officer or employee of the Company or ARCO to fill such vacancy. Such person will be deemed to be an Independent Director for purposes of the Merger Agreement.

  Subject to applicable law, the Company is obligated to take all action requested by Lyondell necessary to effect any election or appointment described above. In connection with the foregoing, the Company has agreed that it will promptly, at the option of Lyondell, either increase the size of the Board of Directors and/or use commercially reasonable efforts to obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board. In addition, subject to applicable law, at all times during which Purchaser has the right to designate Designees, the Company is obligated, if requested by Lyondell, to cause to be elected or appointed to each committee of the Board, the board of directors of each subsidiary of the Company and each committee of each such board of directors such number of designees of Purchaser that is equal to Purchaser's percentage ownership of the then-outstanding Shares.

  Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office will be required for the Company to take any action relating to the Merger Agreement, the Offer or any of the transactions contemplated thereby, including (i) amending or terminating the Merger Agreement, (ii) exercising or waiving any of its or the Company's stockholders' or employees' rights or remedies under the Merger Agreement, (iii) extending the time for performance of Lyondell's and Purchaser's respective obligations under the Merger Agreement, (iv) approving any other action by the Board of Directors with respect to the Merger Agreement, and (v) amending or otherwise modifying the Company's Certificate of Incorporation or By-Laws.

                INFORMATION WITH RESPECT TO LYONDELL DESIGNEES

  Set forth below is the name, age, business address and principal occupation or employment of, and the material positions held during the past five years by, persons who may be designated by Purchaser to be appointed or elected to the Board. Such information was furnished by Lyondell and Purchaser. The business address of all persons listed below is Lyondell Petrochemical Company, 1221 McKinney, Suite 1600, Houston, Texas 77010.

  None of the persons listed below or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the persons listed below or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC. Purchaser has informed the Company that each of the persons listed below has consented to act as a director of the Company.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND AGE                       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                       --------------------------------------------------
Dan F. Smith, 51............  Chief Executive Officer of Lyondell since December 1996,
                              President of Lyondell since August 1994 and director of
                              Lyondell since October 1988. Chief Executive Officer of
                              Equistar Chemicals, LP ("Equistar"), a petrochemicals and
                              polymers joint venture owned 57 percent by Lyondell, since
                              December 1, 1997. Chief Operating Officer of Lyondell from
                              May 1993 to December 1996.
T. Kevin DeNicola, 44.......  Vice President, Corporate Development of Lyondell since May
                              1998. Director Investor Relations of Lyondell from March
                              1996 until May 1998. Product Manager of Lyondell from March
                              1993 until March 1996.
Kerry A. Galvin, 37.........  Chief Corporate Counsel and Corporate Secretary of Lyondell
                              since December 1997. Finance and Securities Counsel and
                              Assistant Secretary of Lyondell prior thereto.
Allen C. Holmes, 50.........  Vice President, Tax and Business Systems of Lyondell since
                              May 1998. Vice President and General Tax Officer of ARCO
                              from March 1991 through December 1997.
Jeffrey R. Pendergraft, 50..  Senior Vice President and Chief Administrative Officer of
                              Lyondell since December 1997. Senior Vice President of
                              Lyondell since May 1993. Vice President, General Counsel and
                              Secretary of Lyondell since 1988.
Edward W. Rich, 48..........  Vice President, Finance and Treasurer of Lyondell since
                              February 1998. Treasurer of Dow Corning Corporation from
                              February 1993 to January 1998.

                       DIRECTORS AND EXECUTIVE OFFICERS

  The following sets forth certain information regarding the members of the Board of Directors and the Company's executive officers as of June 24, 1998. The By-Laws of the Company provide that each officer shall hold office until his successor is elected or appointed and qualified, or until his death or resignation, or his removal by the Board of Directors.

  Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Board of Directors has fixed the number of directors constituting the whole Board at twelve.

 NAME AND AGE                  POSITION
 ------------                  --------
 Walter F. Beran, 72.........  Director
 Van Billet, 43..............  Vice President and Controller
 Anthony G. Fernandes, 52....  Chairman of the Board and Director
 Morris Gelb, 51.............  Senior Vice President, Manufacturing, Research,
                               Engineering, and Environmental, Health and
                               Safety
 Mark L. Hazelwood, 48.......  Director
 Alan R. Hirsig, 58..........  Vice Chairman of the Board and Director
 John H. Kelly, 43...........  Director
 Marie L. Knowles, 51........  Director
 James A. Middleton, 62......  Director
 Robert J. Millstone, 54.....  Vice President, General Counsel and Secretary
 Stephen R. Mut, 47..........  Director
 Frank Savage, 59............  Director
 Marvin O. Schlanger, 50.....  President and Chief Executive Officer and
                               Director
 Walter J. Tusinski, 51......  Senior Vice President, Chief Financial Officer
                               and Director
 Francis W. Welsh, 54........  Vice President, Human Resources
 Donald R. Voelte, Jr., 45...  Director

  WALTER F. BERAN has been a director of the Company since September 1, 1987. Mr. Beran is Chairman of Pacific Alliance Group (a financial services firm). Previously, he served as Vice Chairman and Western Region Managing Partner of Ernst & Whinney (accountants), a predecessor to Ernst & Young. Mr. Beran is also a director of Fleetwood Enterprises, Inc., Pacific Scientific Company and Vencor, Inc.

  VAN BILLET was elected Vice President and Controller of the Company effective as of March 1, 1997. He was Manager of Planning and Analysis for Performance Chemicals and Business Development from January 1995 to March 1997, Corporate Controller from July 1993 to January 1995, Associate General Tax Officer from May 1991 to July 1993, and Manager, European Tax Operations from February 1988 to May 1991.

  ANTHONY G. FERNANDES has been a director of the Company since May 10, 1996 and was elected Chairman of the Board on July 17, 1997. Mr. Fernandes has been an Executive Vice President of ARCO since September 1994 and served as a director of the Company from September 1994 to May 1998. He was Senior Vice President of ARCO and President of ARCO Coal Company from July 1990 to September 1994 and Vice President and Controller of ARCO from July 1987 to July 1990.

  MORRIS GELB has been an officer of the Company since June 22, 1987. He assumed his current position as Senior Vice President, Manufacturing, Research, Engineering and Environmental Health and Safety in August 1997. He was Vice President, Environmental, Engineering and Manufacturing Programs from October 1991 to August 1997 and Vice President, Research and Engineering from September 1986 to September 1991.

  MARK L. HAZELWOOD was elected as a director of the Company on May 14, 1998 and has been a Senior Vice President of External Affairs of ARCO since July 1997. He served as President of ARCO Alaska Transportation, Inc. (September 1996--July 1997), Senior Vice President of NGC Corp. (April 1996 to August
1996), President of ARCO Pipe Line Company (January 1994--April 1996), Senior Vice President of Marketing ARCO Oil and Gas Company (April 1991--January
1994), and Vice President and General Tax Officer of ARCO (August 1988--March
1991).

  ALAN R. HIRSIG has been a director of the Company since November 14, 1989 and was elected Vice-Chairman of the Board of Directors on May 14, 1998. Mr. Hirsig was President and Chief Executive Officer of the Company from January 1, 1991 to May 31, 1998 and was elected as an officer of the Company on June 22, 1987. Mr. Hirsig was President of the Company's European operations from July 1984 to December 1990 and a Senior Vice President of the Company from July 1988 to December 1990. Mr. Hirsig is also a director of BetzDearborn, Inc. and Philadelphia Suburban Corporation.

  JOHN H. KELLY was elected to the Board of Directors on May 14, 1998 and has been a Senior Vice President, Human Resources of ARCO since January 1997. He was Vice President, Corporate Human Resources of ARCO (June 1993-January 1997) and Vice President, Human Resources of ARCO Oil and Gas Company (July 1991-June 1993).

  MARIE L. KNOWLES has been a director of the Company since September 16, 1996 and had previously served as a director of the Company from July 1991 to May 1996. Mrs. Knowles has been an Executive Vice President, Chief Financial Officer and a director of ARCO since July 1996. She was Senior Vice President of ARCO and President of ARCO Transportation Company from June 1993 to July 1996, Vice President and Controller of ARCO from July 1990 to May 1993, and Vice President of Finance, Control, and Planning of ARCO International Oil and Gas Company from July 1988 to July 1990. Mrs. Knowles is also a director of Vastar Resources, Inc. and Phelps Dodge Corporation.

  JAMES A. MIDDLETON has been a director of the Company since February 15, 1989 and has been Chairman and Chief Executive Officer of Crown Energy Corp. (oil sand projects and oil and gas operations) since February 1996. He was an Executive Vice President and a director of ARCO from October 1987 until he resigned from those positions in September 1994. Mr. Middleton retired as an employee of ARCO in January 1995. He served as President of ARCO Oil and Gas Company from January 1985 to September 1990. Mr. Middleton is also a director of Berry Petroleum Co., Crown Energy Corp., and Texas Utilities Company.

  ROBERT J. MILLSTONE has been Vice President and General Counsel of the Company since January 1, 1995. He was Associate General Counsel from January 1989 to December 1994 and has been Secretary of the Company since October 1990.

  STEPHEN R. MUT has been a director of the Company since January 1, 1997 and has been Senior Vice President of ARCO since September 1994. He was President of ARCO Global Energy Ventures from August 1996 to March 1998, President of ARCO Coal Company from September 1994 to August 1996, Senior Vice President of Operations of ARCO International Oil and Gas Company from December 1991 to September 1994, and Managing Director of ARCO British, Ltd. from 1989 to December 1991.

  FRANK SAVAGE has been a director of the Company since July 22, 1993. Mr. Savage is Chairman of Alliance Capital Management International and Chairman of Alliance Corporate Finance Group, Inc. (financial services). He was Senior Vice President of The Equitable Life Assurance Society of the United States (financial services) from 1988 to 1996, Chairman of Equitable Capital Management Corporation (which was merged into Alliance Capital Management Corporation) from April 1992 to July 1993, and Vice Chairman and Head of International Operations, Equitable Capital Management Corporation from November 1986 to April 1992 and from June 1986 to April 1992, respectively. Mr. Savage is also a director of Alliance Capital Management Corporation, Lockheed Martin Corporation, QUALCOMM Incorporated, and Southern Africa Fund.

  MARVIN O. SCHLANGER has been President and Chief Executive Officer of the Company since May 14, 1998, and has been a director of the Company since November 14, 1994. He was Executive Vice President and Chief Operating Officer from November 1994 to May 13, 1998, Senior Vice President of the Company and President of ARCO Chemical Americas Company from August 1992 to November 1994, Senior Vice President and Chief Financial Officer from October 1989 to August 1992 and Vice President of Worldwide Business Management from September 1988 to September 1989. Mr. Schlanger is also a director of UGI Corporation.

  WALTER J. TUSINSKI has been a director of the Company and Senior Vice President and Chief Financial Officer since September 1, 1992. He served as Vice President, New Business Ventures of ARCO International Oil and Gas Company from September 1990 to August 1992 and Vice President, Planning and Control of ARCO Products Company from October 1986 to August 1990.

  DONALD R. VOELTE, JR. was elected to the Board of Directors on May 14, 1998 and has been a Senior Vice President of ARCO since April 1997. He previously worked for the Mobil Corporation for 22 years. His most recent position was Executive Vice President of Mobil Corporation and President of Mobil's New Exploration and Producing Ventures and Global Exploration from January 1994 to April 1997. He served as Vice President and General Manager, U.S. Marketing and Supply/Logistics of Mobil Corporation from January 1992 to January 1994.

  FRANCIS W. WELSH was elected as an officer of the Company on June 22, 1987. He has held his current position of Vice President, Human Resources since August 1983. He was Manager of Compensation and Management of Personnel Resources and Development, Corporate Employee Relations of ARCO from September 1980 to May 1983.

                     COMMITTEES AND MEETINGS OF THE BOARD

AUDIT COMMITTEE

  The Audit Committee of the Board of Directors reviews the integrity of the Company's accounting and financial reporting standards and practices, maintains communications between the Board and external and internal auditors, and initiates special investigations as deemed necessary. The Audit Committee also reviews at least once a year all agreements between the Company and ARCO (including their subsidiaries and affiliates) to assure that such agreements are fair to the Company and all its stockholders. The Audit Committee reviews prior to execution any proposed related party agreement that requires payments by or to the Company in excess of $35 million. The independent accountants and the internal auditors have full and free access to the Audit Committee and meet with it, with and without management present, to discuss all appropriate matters. No member of the Audit Committee is an officer or employee of the Company or ARCO (including any of their subsidiaries and affiliates). The Audit Committee met three times during 1997.

  The Audit Committee is currently comprised of Messrs. Beran (Chairman) and Savage.

COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors reviews and approves employee compensation plans and such other benefits as it deems advisable, makes recommendations to the Board of Directors as to management succession plans, and administers the Company's Annual Incentive Plan. No member of the Compensation Committee is an employee of the Company, no member is eligible to participate in any benefit plan of the Company that is administered by the Compensation Committee, and no member is eligible or will be eligible to participate in any benefit plan of the Company other than, as described below in "Compensation of Directors", the Company's Restricted Stock Plan for Outside Directors and the Deferral Plan for Outside Directors. The Compensation Committee met two times during 1997. A special subcommittee of the Compensation Committee, the Long-Term Incentive Plan Administration Subcommittee (the "Subcommittee"), administers the Company's long-term incentive plans. The Subcommittee consists of those members of the Compensation Committee who are "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. The Subcommittee met once during 1997.

  The Compensation Committee is currently comprised of Messrs. Beran, Fernandes, Middleton and Savage. The Subcommittee currently consists of Messrs. Beran and Savage.

CONTRIBUTIONS COMMITTEE

  The Contributions Committee of the Board of Directors reviews and approves the Company's charitable contributions budget, approves contributions involving multi-year commitments, and assures accountability for charitable contributions and activities. The Contributions Committee met once during 1997.

  The Contributions Committee is currently comprised of Messrs. Hirsig, Savage (Chairman), and Tusinski.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

  The Environment, Health, and Safety Committee of the Board of Directors reviews and assesses the Company's policies, procedures, and practices relating to (i) the protection of the environment and the health and safety of employees, customers, contractors, and the public, (ii) compliance with applicable laws and regulations, (iii) cleanup or remediation of waste sites or excursions, and (iv) the development of the Company's environmental, health, and safety goals and objectives, and makes recommendations to the Board as to such policies, procedures, and practices. The Environment, Health, and Safety Committee met three times during 1997.

  The Environment, Health, and Safety Committee is currently comprised of Messrs. Hirsig, Middleton, Mut, and Savage (Chairman).

EXECUTIVE COMMITTEE

  The Executive Committee of the Board of Directors has and may exercise all the authority of the Board of Directors in the management of the Company between meetings of the Board. The Executive Committee did not meet during 1997.

  The Executive Committee is currently comprised of Messrs. Fernandes (Chairman), Hirsig, and Savage.

FINANCE COMMITTEE

  The Finance Committee of the Board of Directors reviews and makes recommendations to the Board regarding proposals for the issuance of securities to the public, proposed loans, borrowings and credit agreements, proposed capital projects over $25 million, proposed business acquisitions and divestitures, mergers and joint ventures, all budgets and long range plans, dividend policy and the capital structure of the Company. The Finance Committee met four times during 1997.

  The Finance Committee is currently comprised of Ms. Knowles (Chairman) and Messrs. Hirsig, Mut, and Tusinski.

NOMINATING COMMITTEE

  The Nominating Committee of the Board of Directors considers and makes recommendations to the Board as to persons who it believes should be considered for Board membership, and makes recommendations relating to the selection, tenure, and retirement of directors. The Nominating Committee met once during 1997. The Nominating Committee will consider nominees recommended by stockholders. Such recommendations should be submitted to the Secretary of the Company.

  The Nominating Committee is currently comprised of Messrs. Fernandes, Hirsig, and Savage (Chairman).

DIRECTORS' MEETINGS

  The Board of Directors met five times during 1997. All of the directors of the Company in office in 1997 attended 75% or more of the aggregate of all meetings of the Board of Directors and committees on which they served during 1997. Special meetings may be called by the Chairman of the Board, the President, or a majority of directors in office. The By-Laws permit action to be taken by the Board without a meeting if all members of the Board consent to such action in writing.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

  Mike R. Bowlin and Anthony G. Fernandes served on the Compensation Committee during 1997. Mr. Bowlin is Chairman of the Board and Chief Executive Officer of ARCO. Mr. Fernandes replaced Mr. Bowlin as Chairman of the Board and Chairman of the Compensation Committee on July 17, 1997. The Chairman of the Board is ex officio an officer of the Company under its By-Laws. The Chairman of the Board receives no compensation from the Company and is not eligible to participate in any Company benefit plan.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH ARCO

 GENERAL

  In June 1987, ARCO transferred substantially all the assets and liabilities of the oxygenates and polystyrenics businesses of the then ARCO Chemical Division to the Company in exchange for 80,000,001 shares of Common Stock, representing all of the issued and outstanding Common Stock of the Company prior to October 5, 1987 (the date of the initial public offering of the Common Stock) and approximately 80.1% of the outstanding shares of Common Stock on a fully diluted basis as of June 16, 1998.

  In conjunction therewith, the Company and ARCO entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were developed in connection with the establishment of the Company by ARCO and, therefore, were not the result of arms-length negotiations between independent parties. It was the intention of the Company and ARCO that the 1987 agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that was fair to both parties, while continuing certain mutually beneficial joint arrangements.

  Subsequent to 1987, additional or modified agreements, arrangements and transactions have been entered into by the Company, ARCO and their respective subsidiaries. In addition, certain of the existing agreements will be modified or terminated in connection with the Transaction.

  The following is a summary of the material existing agreements between the Company and ARCO.

 PRODUCT SALES

  The Company sold to ARCO and its subsidiaries approximately $263 million of products during the year ended December 31, 1997. Sales of methyl tertiary butyl ether ("MTBE") to ARCO accounted for 6.5 percent of the Company's revenues in 1997. The Company is party to certain contracts with ARCO for the sale of MTBE (collectively the "ARCO Products Contract") which have an initial term expiring December 31, 2002, and will continue thereafter from year to year unless and until terminated by either party in accordance with their terms. The price of MTBE under the ARCO Products Contract is well above current spot market levels.

 ADMINISTRATIVE SERVICES AGREEMENT

  The Company and ARCO are parties to an agreement (the "Administrative Services Agreement") under which ARCO has provided various services to the Company, and the Company has provided various services to ARCO since October 1, 1987. The services that ARCO currently provides thereunder to the Company include insurance, telecommunications, payroll and employee benefits administration, employee assistance program services, certain tax and legal services, and services relating to the insurance of commercial paper and the investment of excess cash. The services that the Company currently provides thereunder to ARCO include environmental technical services, research and development assistance, information and communication systems support, and certain legal services. The Administrative Services Agreement continues in effect from year to year unless terminated by either party upon 12 months prior notice. Either party may terminate any type of service that it receives under the Administrative Services Agreement at any time upon 90 days' prior notice. For the year ended December 31, 1997, the Company paid ARCO a total of approximately $27 million under the Administrative Services Agreement and other such agreements (including the lease described below). ARCO paid the Company a total of approximately $1 million.

  The Merger Agreement provides that the Company and ARCO will, promptly after the execution of the Merger Agreement, enter into an agreement providing that, effective upon the purchase of the Shares pursuant to the Offer, all administrative service agreements and arrangements between ARCO and the Company relating to the Company's employee benefit plans and payroll services are to continue in effect until the end of 1999, subject to certain conditions.

 LEASES

  The Company leases its facility in Newtown Square, Pennsylvania from ARCO. In 1997, the Company renewed the lease for an additional term of five years, ending in 2002, but reduced the portion of the premises it leases. The annual rent paid by the Company to ARCO during the renewal term for the remainder of the leased premises was reduced to $5 million. During 1997, the Company made lease payments to ARCO of $6 million, representing a combination of old and new rental rates for the Newtown Square, Pennsylvania premises.

 CROSS-INDEMNIFICATION AGREEMENT

  The Company and ARCO are parties to a cross-indemnification agreement (the "Cross-Indemnification Agreement") that obligates the Company to indemnify ARCO against substantially all claims relating to the oxygenates and polystyrenics businesses transferred to the Company and certain assets relating thereto, including liabilities under certain laws relating to the protection of the environment and safety in the workplace and liabilities arising out of certain litigation. Conversely, the Cross-Indemnification Agreement obligates ARCO to indemnify the Company against claims not relating to the assets, subsidiaries, or business operations transferred to the Company.

 TAX SHARING ARRANGEMENTS

  The Company and its subsidiaries are members of an affiliated group of corporations which files a consolidated federal income tax return with ARCO (the "ARCO Group"). The Company and ARCO are parties to an Amended and Restated Tax Sharing Agreement, effective as of January 1, 1995 (the "Tax Sharing Agreement"), which applies to all taxable years in which the Company and its subsidiaries are included in the ARCO Group's consolidated return and, for limited computational purposes, the five taxable years thereafter. As a result of the Transaction, the Company will cease being included in the ARCO Group's consolidated returns. The Company, ARCO and Lyondell entered into the Tax Agreement in order to address certain tax matters and liabilities arising out of the Transaction. The Tax Agreement provides that the Tax Sharing Agreement generally will continue to apply to matters relating to taxable years ending on or before the date of the Transaction but will no longer be applicable, for computational purposes, to the first five taxable years following the Transaction, and the Tax Sharing Agreement provisions allowing the Company to utilize certain of ARCO's tax attributes will not be applicable to taxable years beginning on or after January 1, 1998. Under the Tax Sharing Agreement and the Tax Agreement, the Company is liable for tax liabilities that may be triggered as a result of the Transaction (other than 338(h)(10) election tax liabilities) or otherwise arising out of any governmental tax audit of the ARCO Group relating to tax periods ending on or prior to the Transaction to the extent that such liability is attributable to adjustments to tax items of the Company.

 INTELLECTUAL PROPERTY

  ARCO has assigned to the Company various United States and foreign trademarks, together with the registrations and applications therefor, and has granted the Company a non-exclusive license to use other trademarks which contain the word "ARCO" and to use ARCO's spark design as a logo. Under the Merger Agreement, Lyondell has agreed to cause the Company to cease using ARCO's name and spark design on any printed or consumable materials that are distributed to third parties within 180 days of the consummation of the

Merger. Lyondell has also agreed to cause the Company to remove ARCO's name and spark design from all durable materials such as signage, vehicles and railcars within two years of the consummation of the Merger.

 STOCK REPURCHASE

  On June 2, 1998, ARCO and the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") pursuant to which the Company agreed that, upon the completion by ARCO of a public offering of at least 20,000,000 of its Shares, the Company would repurchase from ARCO up to $850 million of ARCO's Shares. In connection with such agreement, on June 2, 1998, the Company and ARCO entered into a Stockholder Agreement and a Registration Rights Agreement pursuant to which the Company granted certain governance, share ownership and registration rights upon completion of the stock repurchase pursuant to the Stock Repurchase Agreement. Each of the foregoing agreements will be terminated in connection with the Transaction.

 CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO CORPORATE OPPORTUNITIES

  In order to address certain potential conflicts of interests between the Company and ARCO, the Company's Certificate of Incorporation contains provisions regulating and defining the conduct of certain affairs of the Company as they may involve ARCO and its officers and directors, and the powers, rights, duties, and liabilities of the Company and its officers, directors, and stockholders in connection therewith. In general, these provisions recognize that from time to time the Company and ARCO may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunity. The Certificate of Incorporation provides that ARCO shall have no duty to refrain from (1) engaging in business activities or lines of business the same as or similar to those of the Company, (2) doing business with any customer of the Company, or (3) employing any officer or employee of the Company, and neither ARCO nor any officer or director of ARCO will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of ARCO or of such person's participation therein. The Certificate of Incorporation provides certain directives as to how a corporate opportunity is to be handled when presented to an officer or director of either company. It also provides that ARCO is not under any duty to present any corporate opportunity to the Company that may be a corporate opportunity for both ARCO and the Company, and ARCO will not be liable to the Company or its stockholders for a breach of any fiduciary duty as a stockholder of the Company by reason of the fact that ARCO pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not present the corporate opportunity to the Company. It is expected that, after the Merger, the Company's Certificate of Incorporation will be amended to remove these provisions.

TRANSACTIONS WITH LYONDELL

  Lyondell is a former subsidiary of ARCO. Certain of the manufacturing facilities of Lyondell and the Company were once operated as part of the same division of ARCO. The Company's manufacturing facilities in Channelview and Pasadena, Texas are adjacent to facilities held by Lyondell's 41% owned joint venture, Equistar.

  Lyondell (including Equistar) and the Company are parties to various commercial contracts pursuant to which Lyondell provides to the Company a portion of the feedstocks purchased by the Company for its manufacturing facilities located at Bayport and Channelview, Texas. Lyondell also provides processing services and products to the Company, as well as certain plant services at Channelview, Texas. The Company in turn provides certain products and services to Lyondell. The Company granted Lyondell royalty-free, non-exclusive licenses for the technology necessary to produce MTBE and isopropyl alcohol at Lyondell's petrochemical complex in Channelview, Texas. For 1997, the Company purchased from Lyondell approximately $271 million of feedstocks, products, and plant services. The Company sold Lyondell certain products and services at market based prices during the same period.

  Lyondell, the Company and ARCO are also parties to a Dispute Resolution Agreement which specifies a procedure for negotiation and binding arbitration of significant commercial disputes among any two or more of the parties.

                           COMPENSATION OF DIRECTORS

DIRECTOR'S FEES

  Directors who are employees of the Company or of ARCO are not paid any fees or additional compensation for service as members of the Board or any committee thereof. Directors who are not employees of either the Company or ARCO ("outside directors") receive an annual retainer of $52,000 for serving on the Board, plus $1,000 for each Board and committee meeting attended. Meeting fees are paid in cash. Directors are also reimbursed for travel and other related expenses incurred to attend such meetings. In addition, the Chairman of the Audit Committee receives $18,000 per year and the Chairman of the Environment, Health and Safety Committee receives $10,000 per year. The Chairmen of the Compensation Committee, the Contributions Committee and the Nominating Committee received $18,000, $5,000, and $5,000 in 1997 respectively. As of May 14, 1997, these committee chair fees were reduced to $10,000, $3,000, and $3,000 per year, respectively.

  In 1997, the Company changed its fee structure for outside directors by implementing the ARCO Chemical Company Restricted Stock Plan for Outside Directors described below. With the adoption of the Restricted Stock Plan for Outside Directors, the annual Board retainer was increased from $40,000 to $52,000 effective as of October 1, 1997.

  Outside directors are not eligible to participate in the Company's stock option or other benefit plan programs, but may participate in the plans described below, which, except as otherwise described, are administered by a committee of three Company officers who are not members of the Board of Directors.

RESTRICTED STOCK PLAN FOR OUTSIDE DIRECTORS

  Under the Restricted Stock Plan for Outside Directors, at least 65% of an outside directors' annual retainer and committee chair fees are paid in shares of restricted Common Stock, which are subject to transferability and forfeiture restrictions. Outside directors may also elect to receive the remaining 35% of their aggregate Board and committee chair retainer fees in cash or shares of restricted Common Stock. The shares are deposited in accounts maintained for the participants by First Chicago Trust Company of New York. Such shares remain restricted until retirement from the Board in accordance with the Company's By-Laws, death, disability, a change of control of the Company, or resignation from the Board with the consent of a majority of the remaining Board members (which includes the failure to be nominated for re-election or the failure to be re-elected to the Board). If outside directors end their service on the Board for any other reason, shares of restricted Common Stock held in their accounts will be forfeited. Outside directors may vote their shares of restricted Common Stock and receive dividends on such shares. Dividends will be reinvested in additional shares of restricted Common Stock.

  When the Restricted Stock Plan for Outside Directors was implemented, Messrs. Beran, Middleton and Savage also converted the present value of certain accrued retirement benefits to shares of restricted Common Stock as of October 1, 1997. Effective as of February 20, 1998, the ARCO Chemical Company Retirement Plan for Outside Directors ("Retirement Plan") was terminated and no current or future outside directors will participate in that plan. Benefits will continue to be paid under the Retirement Plan to former outside directors who have retired from the Board.

DEFERRAL PLAN FOR OUTSIDE DIRECTORS

  The ARCO Chemical Company Deferral Plan for Outside Directors permits outside directors to defer up to 100% of the cash portion of the annual retainer and meeting fees and any committee chairmanship and meeting fees to which they are entitled. The deferral accounts of Messrs. Beran, Middleton, Savage, and Stewart accrued interest that exceeded 120% of a specified IRS rate in the amounts of $3,722, $747, $998, and $3,333, respectively, in 1997.

                      COMPENSATION OF EXECUTIVE OFFICERS

                          SUMMARY COMPENSATION TABLE

                                                           LONG-TERM
                                                           COMPENSA-
                                                             TION
                                ANNUAL COMPENSATION         AWARDS
                         --------------------------------- --------- ------------
   NAME AND PRINCIPAL                         OTHER ANNUAL   STOCK    ALL OTHER
        POSITION         YEAR SALARY   BONUS  COMPENSATION  OPTIONS  COMPENSATION
   ------------------    ---- ------- ------- ------------ --------- ------------
                                ($)     ($)       ($)         (#)        ($)
                                                  (A)         (B)       (C)(D)
Marvin O. Schlanger.....
President and            1997 457,788  65,000    10,017     30,100      61,030
 Chief Executive         1996 421,154 300,000    16,736     30,800      52,793
Officer (e)              1995 400,000 385,000     8,458     24,600      49,954
Alan R. Hirsig.......... 1997 640,385 100,000    35,972     50,200      87,922
Vice Chairman of the
 Board (e)               1996 592,308 450,000    71,728     55,900      82,240
                         1995 542,308 585,000    45,852     44,300      76,571
Morris Gelb............. 1997 283,269  30,000    18,640     13,700      41,807
Senior Vice President    1996 247,846 140,000    29,322     14,500      37,872
                         1995 234,615 200,000    16,134     12,500      33,554
Robert J. Millstone..... 1997 257,884  25,000     8,241     13,200      41,807
Vice President,          1996 237,692 120,000    10,087     12,600      37,872
 General Counsel and
 Secretary               1995 224,520 140,000     6,888      8,900      33,554
Walter J. Tusinski...... 1997 332,308  40,000    10,613     16,900      57,020
Senior Vice President    1996 307,692 169,000    13,170     18,200      55,031
 and
 Chief Financial Officer 1995 292,692 235,000     8,486     17,700      49,256

--------
(a) Includes amounts related to tax gross-ups in respect of financial counseling reimbursements and other miscellaneous items, and incremental interest accrued under the Key Management Deferral Plan that exceeds 120% of a specified IRS rate.
(b) These options were granted under the Company's 1990 Long-Term Incentive Plan. Options granted in 1997, 1996 and 1995 accrue dividend share credits. For a description of dividend share credits under the 1990 Long-Term Incentive Plan, see footnote (d) of this Summary Compensation Table.
(c) Includes 1997 contributions to the Executive Supplementary Savings Plan, incremental Executive Medical Insurance Plan (the "Executive Medical Plan") premiums, financial counseling reimbursements, certain amounts in respect of the Key Management Life Insurance Plan, employee stock ownership plan incentive program ("ESOP Incentive") payments, and imputed income in respect of the Long-Term Disability Plan (the "LTD Plan"), as follows:

                                        MR.     MR.    MR.      MR.      MR.
                                     SCHLANGER HIRSIG  GELB  MILLSTONE TUSINSKI
                                     --------- ------ ------ --------- --------
                                        ($)     ($)    ($)      ($)      ($)
   Executive Supplementary Savings
    Plan............................  27,467   38,423 16,996  15,473    19,939
   Incremental Executive Medical
    Plan premiums...................   4,983    4,983  4,983   4,983     4,983
   Financial counseling reimburse-
    ments...........................   2,500    2,900  5,000   4,800     7,870
   Key Management Life Insurance
    Plan............................  15,099   27,559  9,743  10,294    14,937
   ESOP Incentive payments..........   2,686    3,890  1,661   1,254       229
   LTD Plan imputed income..........   8,295   10,167  3,423   2,652     9,062

  The amounts disclosed in respect of the Key Management Life Insurance Plan include certain reimbursements of premiums paid by the executive officer as well as the dollar value of the benefit to the executive officer of the premium paid by the Company during the fiscal year. The dollar value of the latter benefit is calculated by (i) treating the annual premium paid by the Company, less the portion of the premium attributable to death benefits payable to the Company and certain policy charges, as a demand loan from the Company to the executive officer and (ii) imputing interest on the demand loan at the applicable federal rate. The deemed amount of the benefit to the executive officer is the amount of interest imputed less the executive officer's contribution to the policy.
(d) Dividend share credits accrue on options granted under the Company's 1990 Long-Term Incentive Plan. Dividend share credits are allocated to an optionee's account whenever dividends are declared on shares of Common Stock. The number of dividend share credits to be allocated on each dividend record date to an optionee's account is computed by multiplying the dividend rate per share of Common Stock by the sum of (x) the number of shares subject to outstanding options and (y) the number of dividend share credits then credited to the optionee's account and dividing the resulting figure by the fair market value of a share of Common Stock ("FMV") on such dividend record date. Upon the exercise, expiration or surrender of an option, an optionee may receive a cash payment in respect of the dividend share credits attributable to such option provided that certain performance-based conditions are satisfied. If FMV on the date of exercise, expiration or surrender is greater than the exercise price of the option, then the optionee is entitled to receive a cash payment equal to the number of dividend share credits attributable to such option multiplied by FMV on such date. If the option exercise price is greater than FMV on such date (i.e., the option is out of the money) and the fair market value of the dividend share credits (equal to FMV on such date multiplied by the number of dividend share credits) is equal to or less than the amount by which the aggregate exercise price of the option exceeds the aggregate FMV of the shares of Common Stock underlying such option (the "Out-of-the-Money Spread"), then the optionee is not entitled to receive any cash payment in respect of the dividend share credits. If the option is out of the money but the fair market value of the dividend share credits is greater than the Out-of-the-Money Spread, then the optionee is entitled to receive a cash payment in respect of the dividend share credits equal to the fair market value of the dividend share credits less the Out-of-the-Money Spread. The dividend share credit values realized in the table below and the dividend share credit values in the table set forth at footnote (c) of the Aggregated Option Exercises in 1997 and Year-End Option Values table set forth below reflect the application of the foregoing cash payment formula. Dividend share credits accrued on Company options during 1995, 1996 and 1997 to the account of the named executive officers, and the value realized on exercise, were as follows:

                                1995              1996              1997
                          ----------------- ----------------- -----------------
                          DIVIDEND          DIVIDEND          DIVIDEND
                           SHARE    VALUE    SHARE    VALUE    SHARE    VALUE
            NAME          CREDITS  REALIZED CREDITS  REALIZED CREDITS  REALIZED
            ----          -------- -------- -------- -------- -------- --------
                             #        $        #        $        #        $
   Mr. Schlanger.........   7,807      0      9,855        0   12,827        0
   Mr. Hirsig............  13,761      0     13,951  106,085   21,849  112,228
   Mr. Gelb..............   4,469      0      4,633        0    6,235  224,372
   Mr. Millstone.........   1,582      0      2,238   46,117    3,169        0
   Mr. Tusinski..........   2,753      0      3,894        0    5,306        0

  Dividend share credit totals are rounded to the nearest whole number. FMV of Common Stock on December 31, 1995 was $48.625. FMV of Common Stock on December 31, 1996 was $49.375. FMV of Common Stock on December 31, 1997 was $46.875.

  Certain officers and employees of the Company also have options for ARCO Common Stock granted by ARCO for services rendered to ARCO. Dividend share credits accrue on options for ARCO Common Stock in the same manner that dividend share credits accrue on options for Common Stock. Upon an ARCO employee becoming employed by the Company, the Company assumes ARCO's contingent future cash payment obligation with respect to all dividend share credits accrued on ARCO options allocated to such employee. Set forth below are cash payments received by the named individuals with respect to dividend share credits in connection with the exercise of ARCO options. During 1997:
  Mr. Tusinski, $79,422. During 1996: Mr. Schlanger, $106,229; Mr. Gelb, $89,664; and Mr. Tusinski, $93,435. During 1995: Mr. Gelb, $11,516; and Mr.
  Tusinski, $47,727.

(e) Mr. Hirsig was President and Chief Executive Officer of the Company during 1997 and through May 13, 1998. Effective as of May 14, 1998, Mr. Hirsig resigned as President and Chief Executive Officer and was appointed as the Vice-Chairman of the Board of Directors. As of May 14, 1998, Mr. Schlanger became President and Chief Executive Officer of the Company.

                          STOCK OPTION GRANTS IN 1997

                                                                              POTENTIAL
                                                                           REALIZED VALUE
                                                                             AT ASSUMED
                                                                           ANNUAL RATES OF
                                                                      STOCK PRICE APPRECIATION
                                    INDIVIDUAL GRANTS (A)                FOR OPTION TERM (B)
                         ------------------------------------------- ---------------------------
                                   % OF TOTAL
                                 OPTIONS GRANTED
                         OPTIONS  TO EMPLOYEES   EXERCISE EXPIRATION
          NAME           GRANTED     IN 1997      PRICE      DATE          5%           10%
          ----           ------- --------------- -------- ---------- ------------- -------------
                            #                     ($/SH)                  ($)           ($)
Marvin O. Schlanger(c).. 30,100       10.85      47.1875   2/19/07         893,247     2,263,662
Alan R. Hirsig.......... 50,200       18.10      47.1875   2/19/07       1,489,733     3,775,277
Morris Gelb............. 13,700        4.94      47.1875   2/19/07         406,561     1,030,305
Robert J. Millstone..... 13,200        4.76      47.1875   2/19/07         391,723       992,702
Walter J. Tusinski...... 16,900        6.09      47.1875   2/19/07         501,524     1,270,960
Stock Price (d).........                                                   76.8635      122.3922
All Stockholders (d)....                                             2,883,828,096 7,308,186,600

--------
(a) These options were granted under the Company's 1990 Long-Term Incentive Plan at an exercise price equal to the FMV on the date of grant, become exercisable on February 20, 2001, and earn dividend share credits. The options and the dividend share credits associated with such options are canceled upon an optionee's termination of employment under certain specified circumstances. For a description of dividend share credits under the 1990 Long-Term Incentive Plan, see footnote (d) of the Summary Compensation Table above.
(b) The potential realizable values presented are exclusive of the value, if any, that might be realized in the future in respect of dividend share credits.
(c) On May 14, 1998, in connection with his appointment as President and Chief Executive Officer of the Company, Mr. Schlanger was granted, pursuant to the Company's 1998 Long-Term Incentive Plan, 13,200 contingent restricted shares and options to purchase 12,000 Shares at $57.5625 per Share.
(d) Based on total number of shares outstanding on December 31, 1997 of 97,177,230 and assumed purchase price of $47.1875 per share.

                      AGGREGATED OPTION EXERCISES IN 1997

                          AND YEAR-END OPTION VALUES

                                                                          VALUE OF IN-THE-MONEY
                                                NUMBER OF UNEXERCISED    UNEXERCISED OPTIONS AT
                           SHARES              OPTIONS AT YEAR-END (A)         YEAR-END (B)(C)
                          ACQUIRED    VALUE   ------------------------- -------------------------
          NAME           ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- -------- ----------- ------------- ----------- -------------
                             (#)       ($)        (#)          (#)          ($)          ($)
Marvin O. Schlanger.....        0          0    117,100       60,900       698,344         0
Alan R. Hirsig..........    3,500     54,688    200,200      106,100     1,109,824         0
Morris Gelb.............    7,000    109,250     57,200       28,200       355,907         0
Robert J. Millstone.....        0          0     22,500       25,800       108,394         0
Walter J. Tusinski......        0          0     45,300       35,100       115,444         0

--------
(a) Each option carries with it the right to dividend share credits, as described in footnote (d) of the Summary Compensation Table at set forth above.
(b) FMV of Common Stock on December 31, 1997 was $46.875.
(c) Set forth below are the values of aggregate dividend share credits accrued with respect to options held at year-end based on FMV of Common Stock on December 31, 1997 of $46.875. The dividend share credit values have been calculated based on the cash payment formula described in footnote (d) of the Summary Compensation Table set forth above, assuming the exercise of the corresponding options (even if not exercisable in fact) on December 31, 1997, as follows:

                                                        YEAR-END DIVIDEND SHARE
                                                             CREDIT VALUES
                                                       -------------------------
                                                       EXERCISABLE UNEXERCISABLE
                                                         OPTIONS      OPTIONS
                                                       ----------- -------------

                                                           ($)          ($)
       Mr. Schlanger..................................  1,966,431     244,849
       Mr. Hirsig.....................................  3,174,151     434,550
       Mr. Gelb.......................................  1,002,847     114,225
       Mr. Millstone..................................    307,286     102,133
       Mr. Tusinski...................................    505,196     142,715

                              PENSION PLAN TABLE

  The following table shows estimated annual pension benefits payable to employees, including executive officers of the Company, upon retirement at age 65 under the provisions of the ARCO Chemical Company Retirement Plan and the ARCO Chemical Company Supplementary Executive Retirement Plan as in effect on December 31, 1997.

AVERAGE FINAL EARNINGS
 (SALARY PLUS BONUS)
    HIGHEST THREE
  CONSECUTIVE YEARS
  SINCE DECEMBER 31,           APPROXIMATE ANNUAL BENEFIT FOR YEARS OF
       1978 (A)                    MEMBERSHIP SERVICE INDICATED (B)(C)
----------------------  -----------------------------------------------------
                        15 YEARS 20 YEARS 25 YEARS 30 YEARS 35 YEARS 40 YEARS
                        -------- -------- -------- -------- -------- --------
      $  300,000        $ 66,345 $ 89,960 $113,575 $137,190 $160,805 $184,805
         400,000          88,845  120,460  152,075  183,690  215,305  347,305
         500,000         111,345  150,960  190,575  230,190  269,805  309,805
         600,000         133,845  181,460  229,075  276,690  324,305  372,305
         700,000         156,345  211,960  267,575  323,190  378,805  434,805
         800,000         178,845  242,460  306,075  369,690  433,305  497,305
         900,000         201,345  272,960  344,575  416,190  487,805  559,805
       1,000,000         223,845  303,460  383,075  462,690  542,305  622,305
       1,100,000         146,345  666,960  421,575  509,190  596,805  684,805
       1,200,000         268,845  364,460  460,075  555,690  651,305  747,305

-------------------------------------------------------------------------------
(a) The Retirement Plan and the Supplementary Executive Retirement Plan cover the compensation reported as salary and bonus in the Summary Compensation Table. Retirement benefits are based on years of participation service and the employee's compensation during the highest three consecutive years of service since December 31, 1978.
(b) The amounts shown in the above table are necessarily based upon certain assumptions, including retirement of the employee on December 31, 1997 and payment of the benefit under the basic form of allowance provided under the Retirement Plan (payment for the life of the employee only with a guaranteed minimum payment period of 60 months). The benefits shown are not subject to deduction for Social Security benefits or other offset amounts.
(c) As of December 31, 1997, the credited years of service under the Retirement Plan for the five named executive officers were as follows: Mr. Schlanger, 23 years; Mr. Hirsig, 36 years, 7 months; Mr. Gelb, 28 years, 4 months; Mr. Millstone, 9 years; and Mr. Tusinski, 5 years and 4 months.

                        PERFORMANCE OF THE COMMON STOCK

  The performance graph below compares the cumulative total stockholder return of the Company with the cumulative total return of the S&P 500 Stock Index and the S&P Chemicals Index for the five-year period ended December 31, 1997. The performance graph assumes an initial investment of $100 in the Common Stock and in each of the comparative indices and assumes the reinvestment of all dividends.


                       FIVE-YEAR CUMULATIVE TOTAL RETURN

                             [GRAPH APPEARS HERE]

                              12/31/92  12/31/93  12/31/94  12/31/95  12/31/96   12/31/97
                              --------  --------  --------  --------  --------   --------
ARCO Chemical                 $100.00   $104.78   $112.66   $131.44    $139.99    $141.18
S&P 500 Stock Index           $100.00   $110.08   $111.53   $153.45    $188.68    $251.63
S&P CHEMICAL INDEX            $100.00   $111.83   $129.47   $169.12    $223.42    $274.61


                                 SECTION 16(a)

                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended December 31, 1997, no director, officer or beneficial holder of more than 10% of any class of equity securities of the Company failed to file on a timely basis reports required by
Section 16(a) of the Exchange Act during the most recent fiscal year.

                    CHANGE OF CONTROL SEVERANCE AGREEMENTS

  The Compensation Committee of the Board of Directors adopted a Change of Control Plan (the "Change of Control Plan"), effective as of February 19, 1998, that applies generally to employees, including the named executive officers, and becomes operative upon a change of control of the Company.(/1/) The Change of Control Plan provides for the acceleration of certain benefits and the payment of severance and other allowances upon a change of control of the Company and subsequent termination of employment by the acquiring entity without cause or by the employee for good reason. The definition of good reason varies depending on the employee's grade level within the Company. The consummation of the Offer would constitute a change of control of the Company under the Change of Control Plan.

  Certain benefits accrue upon the occurrence of a change of control. These benefits include the immediate vesting of stock options and phantom stock units ("VIP units") as well as the accrued dividend share credits ("DSCs"), if any, allocated to such options or VIP units. In addition, any DSCs that would be earned through the remainder of the term of the associated options or VIP units will be computed and become vested. Shares of unvested restricted Common Stock, and, subject to certain other conditions, a pro rata portion of contingent restricted Common Stock awarded under the ARCO Chemical Company 1998 Long-Term Incentive Plan (the "1998 LTIP") will immediately vest upon a change of control. A portion of a supplemental award of restricted Common Stock, based on the Company's performance and calculated under the 1998 LTIP as of the date of the change of control event, may also become vested.

  If an eligible employee is terminated under specified circumstances within two years following a change of control, the employee will be entitled to receive one times to three times pay, depending upon the employee's grade level. Severance payments are paid based upon length of service for employees who are not executives or key managers of the Company. The named executive officers will receive a payment equal to three times the sum of their current base salary plus the greater of (i) the average of their bonuses for the last three years or (ii) their target bonus for the year in which the termination or change of control occurs. The named executive officers may also receive a payment equal to a pro rata portion of their target bonus for the year in which the change of control occurs. Employees will receive additional specified coverage under the Company's sponsored medical, dental and life insurance plans, depending on the employee's grade level. The named executive officers will
--------
(/1/) Under the Change of Control Plan, a change of control means any one of the following events: (i) the acquisition by any person or group (other than ARCO) of 25% or more of the outstanding shares of Common Stock, (ii) the merger, consolidation or sale of substantially all of the assets of the Company, unless after the consummation of such a transaction, the stockholders of the Company immediately prior to such transaction own at least 60% of the outstanding shares of stock of the resulting entity, (iii) the liquidation or dissolution of the Company, (iv) the incumbent directors of the Company (directors as of February 19, 1998 or individuals recommended or approved by a majority of the then incumbent directors) cease to constitute at least a majority of the Board of Directors, and (v) a change of control of ARCO under ARCO's then current change of control plans or arrangements.

receive 36 months of coverage. These officers will also receive a gross up payment from the Company for the amount of the excise tax liability, if any, imposed pursuant to Internal Revenue Code Section 4999 with respect to any benefits paid in connection with a change of control.

  See Item 3 of the Schedule 14D-9 for a description of the impact of the Merger under the Change of Control Plan on each of the executive officers and directors of the Company.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board approves the design of, assesses the effectiveness of, and administers the Company's executive compensation programs in support of, the Company's compensation philosophy. As of December 31, 1997, the Compensation Committee was composed of the individuals listed below, all of whom are or were non-employee directors. This report describes the components of the Company's executive officer compensation program, explains the basis on which fiscal year 1997 compensation determinations were made by the Compensation Committee and discusses the changes being implemented in 1998 with respect to the Company's executives.

COMPENSATION PHILOSOPHY

  The Company's executive compensation policy is designed to link the elements of executive pay to company and individual performance. The compensation program is intended to attract, motivate and retain high caliber executive talent, and to deliver short- and long-term compensation predicated on the achievement of financial and strategic objectives and returns to stockholders.

  Each year, the Compensation Committee reviews the Company's performance and executive compensation. The evaluation of company performance historically has been based on an assessment of financial performance as compared to the S&P Chemicals group and the achievement of the Company's financial and other business objectives. Financial performance comparisons to the S&P Chemicals group included such factors as relative net income, net income growth, return on sales, return on capital employed, return on stockholders' equity, and total return to stockholders. The Compensation Committee did not, however, apply any specific quantitative formulas in arriving at its compensation decisions.

COMPONENTS OF EXECUTIVE COMPENSATION FOR 1997

  For 1997, the Company's executive compensation program was designed to emphasize incentive compensation through the use of annual cash bonuses and equity-based long-term incentives. These incentive opportunities represent a variable component of pay which, when combined with base pay, provide total compensation that should closely correlate with both company and individual performance. Total compensation levels are measured against other chemical companies whose size and character are similar to the Company. The universe of companies used for compensation comparisons is broader than those that comprise the S&P Chemicals Index (used in the performance graph set forth above) because the Company competes for executive talent beyond the group of companies included in the S&P Chemicals Index.

  The Company's 1997 full-year performance, measured on the relative bases noted above, did not meet either its financial objectives or attain satisfactory annual performance relative to the competitor group. Additionally, the Company's longer-term performance through 1997 was below the median of the competitor group on several key measures, including total return to stockholders. Although the Company also established specific internal non-financial goals and objectives for 1997 and met or made substantial progress in achieving them, the Compensation Committee determined that, overall, the Company's performance was less than satisfactory. The Compensation Committee has, therefore, approved total compensation below the level paid last year and below the expected competitor average for the current year.

  During 1997, the following components of executive compensation each played a specific role in the achievement of the desired total compensation position.

 Base Pay

  The Company maintains a target executive base pay structure at approximately the average of the competitor group. Base pay levels are reviewed regularly, and individual pay adjustments are considered based on individual performance, the executive's contribution to corporate results, and relative position to peers both within and outside the Company. The Compensation Committee determined that no increases to base pay levels should be granted in 1998, as prevailing base pay levels are considered to approximate the average of the competitor group.

 Annual Incentive Plan

  The Annual Incentive Plan provides for cash payments based on company and individual performance. Target annual incentive levels as a percent of base pay are based upon competitive comparisons, and actual payout levels are determined based on the Company performance criteria described above, which are the same measures used for the broad-based incentive plan applicable to the majority of the Company's employees worldwide. Individual awards under the plan vary based on differences in individual performance. The Compensation Committee assessed company performance to be below that of the competitor group. Annual incentive payouts for plan year 1997 will be well below target levels and are expected to be below competitor payout levels.

 1990 Long-Term Incentive Plan

  The ARCO Chemical Company 1990 Long-Term Incentive Plan (the "1990 LTIP") has been a key component in positioning total compensation at levels reflecting Company performance. The 1990 LTIP provided for grants of non-qualified stock options, which carry the right to receive dividend share credits, or DSCs. The DSCs are calculated based on Common Stock dividend payments. Based on an assessment of annual and longer-term Company performance, a target level of total compensation as measured against the competitor group was established for awards under the 1990 LTIP. Stock option grant guidelines for each executive grade were set at levels which, when combined with base pay and target annual incentives, resulted in total compensation approximating the target level. Variations in individual awards were based on differences in contributions and performance. No additional awards will be made under the 1990 LTIP after 1997. Long-term incentive awards granted in 1998 were made under the 1998 LTIP, subject to stockholder approval.

REVISED EXECUTIVE COMPENSATION PROGRAM

  During 1997, the Compensation Committee and senior management initiated a comprehensive examination of the Company's executive compensation program with the assistance of an independent consulting firm. As a result, the Company introduced a redesigned compensation program commencing with plan year 1998. This program is largely predicated upon economic value-based measures and provides rewards that are intended to further focus executives' attention upon sustained business performance and creation of stockholder value. In 1998, the executive compensation program will be administered as described below.

 1998 Base Pay

  The Company intends to continue its practice of setting executive base pay levels at approximately the average of its peer group.

 1998 Annual Incentive Plan

  Beginning in 1998, the 1998 Annual Incentive Plan will include an economic value-based approach to measure the financial performance of the Company. Designated as Return on Capital Managed ("RCM") the measure calculates after-tax operating profit minus a charge for the use of the capital employed in the business. This primary financial measure, together with other strategic performance measures, will form the basis for determining annual cash incentive compensation for plan years 1998 and beyond. The Compensation Committee believes the redesigned 1998 Annual Incentive Plan more closely aligns executive compensation with value creation for stockholders.

 1998 Long-Term Incentive Plan

  Beginning in 1998, long-term executive compensation will be delivered in two components under the 1998 LTIP: (i) through awards of non-qualified stock options, granted with an exercise price at fair market value on the date of award (but without DSCs, which have been discontinued for all stock option grants after 1997); and (ii) through awards of contingent restricted Common Stock earned by subsequent performance.

  Contingent restricted Common Stock is a new element of compensation that allows executives to earn shares of performance-based restricted Common Stock by achieving RCM objectives established by the Long-Term Incentive Plan Administration Subcommittee at the start of the plan period. Contingent restricted Common Stock is awarded at the beginning of each performance period. For the performance period beginning in 1998, compensation depends upon the Company's attainment of four successive, cumulative RCM objectives (set at levels consistent with stockholder expectations over a four-year time period). As each of the four RCM performance objectives is achieved, 25% of the contingent restricted Common Stock awards will be converted to shares of performance-based restricted Common Stock. Once all four objectives are achieved or at the end of six years, whichever occurs first, the current plan cycle ends and a new plan cycle begins. Contingent restricted Common Stock awards not earned through the attainment of RCM objectives are forfeited at the end of six years. A supplemental award of additional shares of restricted Common Stock will be received by participants if the total RCM performance goal is met within four years or less and the Company's total stockholder return ("TSR"), relative to the S&P Chemicals group, for the performance period is above the median. The supplemental performance award is graduated such that participants may receive up to a maximum of 50% of the number of the contingent restricted Common Stock awards made at the beginning of the performance period, if the Company is at the top ranked TSR position. Performance-based restricted Common Stock granted during the current plan cycle will vest half on the first anniversary and half on the second anniversary of its conversion from contingent restricted Common Stock.

  The Compensation Committee believes that, in linking executive compensation directly with RCM and performance, the 1998 LTIP will be effective in focusing management's attention on the primary factors driving stockholder value creation and total return to stockholders.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

  In order to further align the interests of executives with the Company's stockholders, the Committee has established stock ownership guidelines that encourage the accumulation and retention of the Company's Common Stock by executives. The guidelines suggest that, within the next two years, executives (depending on responsibility level) hold shares of the Common Stock valued at approximately one to four times base salary (not including unexercised stock options).

CEO COMPENSATION

  The compensation level for the CEO is set based on Company performance and on competitive pay levels. CEO compensation is measured against the average of similar positions reported in the proxy statements of competitor companies whose size and character are similar to the Company.

DEDUCTIBILITY OF COMPENSATION UNDER INTERNAL REVENUE CODE SECTION 162(M)

  Section 162(m) of the Internal Revenue Code limits the deductibility of annual compensation in excess of $1,000,000 paid to the Company's CEO or any one of the four other most highly compensated officers, unless such compensation qualifies as "performance-based" within the meaning of
Section 162(m). In 1997, no officer of the Company realized qualifying compensation in excess of $1,000,000. Consistent with Section 162(m), the Board of Directors is recommending stockholder approval of the 1998 LTIP to qualify awards under the plan as "performance-based" compensation.

SUMMARY

  The Compensation Committee believes that compensation levels of the Company's executives clearly and appropriately reflect Company and individual performance. Base pay levels recognize principally competitive pay for comparable positions in the peer group but are also reflective of sustained individual performance. Awards under the Annual Incentive Plan have been based on several measures of company performance relative to its peers (and in future years will be predicated more strongly upon RCM value creation) and against internally established strategic performance measures. Grants of stock options and contingent restricted Common Stock under the 1998 LTIP are designed to achieve a total compensation target that reflects both annual and longer-term company performance that is consistent with performance of the Company's stock and total returns to the stockholders.

                                          By: Walter F. Beran
                                              Anthony G. Fernandes
                                              James A. Middleton
                                              Frank Savage
                                              Robert H. Stewart III, Chairman